Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2017	2016
Earnings:
Income before income taxes	$5,513	$4,945
Add:
Interest and other fixed charges, excluding capitalized interest	31	39
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	138	143
Distributed income of investees accounted for under the equity method	7	4
Amortization of capitalized interest	4	3
Less:
Equity in earnings of investments accounted for under the equity method	25	10
Total earnings available for fixed charges	$5,668	$5,124
Fixed charges:
Interest and fixed charges	$48	$59
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	138	143
Total fixed charges	$186	$202
Ratio of earnings to fixed charges	30.47x	25.37x

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